UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CALLING OF THE ANNUAL MANDATORY SHAREHOLDERS MEETING
GRAÑA Y MONTERO S.A.A.
RUC 20332600592

As provided in article 258° of the General Corporations Law, the shareholders of Graña y Montero S.A.A are called to the Annual Mandatory Shareholders Meeting on March 31, 2017, in the company’s head offices located on Av. Petit Thouars 4957, district of Miraflores, at 3:30 pm, with the following agenda:

1.	Determination of the number of Directors, Election of the Board of Directors for the period 2017-2020 and determination of the Board of Directors Attendance Fees
2.	Appointment of External Auditors for Fiscal Year 2017

In case there is no quorum for the Meeting in the first calling, the second calling is arranged for April 6, 2017, at the same time, in the same place and with the same agenda. Likewise, if there is no quorum for Meeting in the second calling, the third calling is scheduled for April 12, 2017, at the same time, in the same place and with the same agenda.

From the announcement of this calling, the Board of Directors will make available to the shareholders the documents and information related to the agenda of the Annual Mandatory Shareholders Meeting on the website of the SMV (www.smv.gob.pe), on the company’s website (www.granaymontero.com.pe), specifically in the Investor Relations section under Corporate Governance, and at the company’s offices.

Lima, March 3, 2017

The Board of Directors

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 3, 2017